Will H. Cai

+852 3758 1210

wcai@cooley.com

July 23, 2019

Confidential

Ms. Melissa Gilmore

Mr. Doug Jones

Mr. Michael Killoy

Mr. James Lopez

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:    EHang Holdings Limited (CIK No. 0001759783)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on June 10, 2019

Dear Ms. Gilmore, Mr. Jones, Mr. Killoy and Mr. Lopez:

On behalf of our client, EHang Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 5, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 10, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, the Company has separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission	Privileged & Confidential

EHang Holdings Limited

July 23, 2019

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Summary, page 1

1.    We note the statement on page 1 that your mission is to make safe, autonomous and ecofriendly air mobility “accessible to everyone.” You refer to PRC and US regulations, which appear to pose significant restrictions on your business model, but it is unclear to what extent your short and long term plans are to focus on a single or multiple jurisdictions. Please revise to clarify the geographic scope of your planned operations and the extent to which failure to liberalize current regulations would have a significant impact on the demand for your products. If your short or long term plans involve sales of aerial vehicles in the US and Germany, please reconcile with the statement on page 30 that you “decided to exit the consumer drone market in these countries.”

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that its future plans do not include the manufacture and sale of consumer drones. Consumer drones are non-autonomous, non-passenger-grade UAVs marketed to general consumers, typically for recreational purposes. The Company has exited the consumer drone market, including in the United States and Germany, and focuses on AAVs, which are autonomous UAVs. The Company’s AAVs include both passenger-grade and non-passenger-grade models, which are primarily marketed to businesses. The Company may in the future sell its AAVs and related services in the United States and/or Germany. However, the business model for selling AAVs and related services is substantially different from that for selling consumer drones. Such future sales, if any, cannot be effectively supported by the Company’s former subsidiaries in these countries as they existed.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission	Privileged & Confidential

EHang Holdings Limited

July 23, 2019

Capitalization, page 63

2.    Please update the Capitalization table as of a date no earlier than 60 days prior to the date of the document. See Item 4(a) of Form F-1 and Item 3(b) of Form 20-F.

The Company respectfully refers to the guidance entitled International Reporting and Disclosure Issues in the Division of Corporation Finance published by the Commission on November 1, 20041. After acknowledging that “Item 3.B of Form 20-F requires a capitalization table prepared as of a date within 60 days of the effectiveness of a registration statement,” Section III.B.f of the guidance continues to state that “consistent with historical practice, the staff will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in the registration statement.” Relying on this guidance by the Commission, the Company prepared a capitalization table as of December 31, 2018, which is the date of its most recent balance sheet and is less than nine months from the date of the Draft Registration Statement as required by Item 8 of Form 20-F. The Company intends to update its financial information to include a balance sheet and a capitalization table as of June 30, 2019 in due course.

Management’s Discussion and Analysis, page 76

3.    Please revise page 87 and where appropriate to clarify the material impact of the PRC requirement to “fund certain statutory reserve funds.” For example, please quantify your status with respect to the 50% of registered capital requirement and clarify the impact this has on your liquidity.

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Revised Draft Registration Statement.

Business, page 99

4.    We note the statement on page 14 that “regulations do not currently permit the commercial use of our passenger-grade AAVs.” Please revise “commercialization status” on page 102 and relevant disclosure in MD&A to clarify (1) how regulations currently affect the nature of your existing sales and (2) the extent to which regulations must be revised in order for you to implement your business model. In this regard, it appears that a significant percentage of your contracts contain conditions or provisions whereby you or the customer must obtain regulatory approval before you recognize substantially all revenue under the contract. Your revised disclosure should clarify the extent to which your sales are conditioned on changes to regulations and the expected timeline for any such changes.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 77, 103, 110 and 114 of the Revised Draft Registration Statement. The Company is mindful of the significant uncertainty of its future revenues from sales of passenger-grade AAVs given the time-consuming and uncertain nature of the process to obtain required regulatory approvals. To mitigate any undue optimism of potential investors, the Company has refrained from highlighting the sales volume it has conditionally contracted with its customers. Instead, the Company prominently discloses unfilled purchase orders already received from customers for its passenger-grade AAVs, which are not conditional on regulatory approval or subject to other material foreseeable uncertainty.

[1]	https://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission	Privileged & Confidential

EHang Holdings Limited

July 23, 2019

5.    We note the reference on page 147 to your disclosure here regarding your contractual agreements with the VIE and shareholders. Please revise to provide complete disclosure of the material terms. For example, please disclose the amounts of outstanding loans. See Item 7.B. of Form 20-F.

The Company respectfully advises the Staff that it had disclosed all material terms of the contractual agreements with its VIE and such VIE’s shareholders on pages 70 and 71 of the Draft Registration Statement, as cross-referenced on page 147 of the Draft Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Revised Draft Registration Statement to clarify that the full amount of the loans granted by the Company to its VIE’s shareholders remains outstanding.

Management

Compensation of Directors and Executive Officers, page 143

6.    Please disclose the amount of compensation paid on an individual basis to your directors and executive officers to the extent required by the home country or otherwise disclosed. See Item 4(a) of Form F-1 and Item 6(b) of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Revised Draft Registration Statement.

Principal and Selling Shareholders, page 145

7.    Please state whether the major shareholders have different voting rights, or an appropriate negative statement. See Item 4(a) of Form F-1 and Item 7(a)(1)(c) of Form 20-F.

The Company respectfully advises the Staff that its major shareholders currently do not have different voting rights other than the customary right to approve certain corporate matters granted to holders of certain classes of preferred shares, which will terminate upon the completion of the proposed offering. The Company is evaluating the merits of a dual-class share structure with different voting rights. When a decision is reached, the Company will revise the Draft Registration Statement to either disclose such dual-class share structure or include an appropriate negative statement.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission	Privileged & Confidential

EHang Holdings Limited

July 23, 2019

Exhibits

8.    Please file the employment agreements and indemnification agreements that you have entered into with your executive officers and directors. See Instruction 4(c) to Exhibits on Form 20-F.

In response to the Staff’s comment, the Company has filed forms of the employment agreements and indemnification agreements that the Company has entered into or expects to enter into with its executive officers and directors as Exhibits 10.3 and 10.2, respectively, to its Registration Statement on Form F-1.

9.    We note the description on pages 17 and F-27 of your relationship with a U.S. Biotechnology customer. Please file the contracts with this customer under Item 8 of Form F-1. Please also advise us whether the arrangements with the Yonghui Group and DHL are material contracts under Item 8.

The Company plans to file in a later submission its contracts with (i) the U.S. biotechnology customer referenced by the Staff and (ii) a PRC AAV distributor, in each case as may be amended and/or restated, as exhibits to its Registration Statement on Form F-1 once appropriate consent has been obtained from such customers, with certain provisions redacted as allowed by Item 601(b) of Regulation S-K.

The Company respectfully advises the Staff that the Company does not believe its contracts with Yonghui Group and DHL-Sinotrans are material contracts under Item 601 of Regulation S-K. The Company’s cooperation with Yonghui accounted for less than 2% of its total revenues in 2018 and is expected to account for less than 1% of its total revenues in 2019. The Company’s cooperation with DHL-Sinotrans is expected to account for less than 3% of its total revenues in 2019.

General

10.    Please provide a copy of the Frost & Sullivan report and advise us of the page numbers where information appears supporting the statements you make in the prospectus, for example in the second to last paragraph on page 3.

In response to the Staff’s comment, the Company encloses as Annex I an index that sets forth the relevant industry and market data from Frost & Sullivan and page numbers of the Revised Draft Registration Statement where such information appears, with cross-references to the Frost & Sullivan report. The Company is also delivering to you today five copies of the Frost & Sullivan report. Pursuant to Rule 418(b) of the Securities Act, the Company respectfully requests that the Staff return such report upon the completion of its review.

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Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3758 1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures

cc:	Huazhi Hu, Chairman and Chief Executive Officer, EHang Holdings Limited

Richard Jian Liu, Chief Financial Officer, EHang Holdings Limited

Ben Yang, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Dominik Sklenar, Esq., Partner, Latham & Watkins LLP

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com